FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 December, 2002



                        Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                               Beijing, 100031 PRC



This Form 6-K consists of:

         A press release of Huaneng Power International Inc. on December 23, 2002, in English about the approval of the on-grid tariff for Dezhou Power Plant Unit 6.

         A press release of Huaneng Power International Inc. on December 23, 2002, in English about resolutions passed at the extraordinary general meeting.

         A press release of Huaneng Power International Inc. on December 23, 2002, in English about the election of the new board of directors and supervisory committee.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                           HUANENG POWER INTERNATIONAL, INC.

                           By  /s/ Wang Xiaosong
                              ______________________________

                           Name:    Wang Xiaosong
                           Title:   Vice Chairman


Date:     December 24, 2002






                               [GRAPHIC OMITTED]


To: Business Editor
[For Immediate Release]



                       HUANENG POWER INTERNATIONAL, INC.
           On-grid Tariff for Dezhou Power Plant Unit 6 was Approved


(Beijing, China, December 23, 2002) Huaneng Power International, Inc.
(the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced that the on-grid tariff for Dezhou Power Plant Phase III Unit 6 with capacity of 660MW has been approved by the government. The on-grid tariff was RMB 320 per MWh (including VAT), effective from the date when the unit was put into commercial operation.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total net generation capacity of 13,895MW, the Company is the largest independent power producer in China.

                                    ~ End ~



For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel:  (852) 2520 2201
Fax:(852) 2520 2241






                               [GRAPHIC OMITTED]


To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
            Resolutions Passed at the Extraordinary General Meeting


(Beijing, China, December 23, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today held its Extraordinary General Meeting in Beijing and approved the following special resolution and ordinary resolutions:

Special resolution:
1. The amendments to the articles of association of the Company were approved.

Ordinary resolutions:
1.    The proposal for change of session of directors was approved.
2.    The proposal for change of session of supervisors was approved.
3. The establishment of special committees under the Board of Directors was approved.
4. The terms of the Entrusted Management Agreement entered into by the Company, China Huaneng Group and Huaneng International Power Development Corporation, and the transaction contemplated therein, were approved.
Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total net generation capacity of 13,895MW, the Company is the largest independent power producer in China.

                                    ~ End ~


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin                    Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.               Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                    Tel:  (852) 2520 2201
Fax: (8610) 6649 1860                           Fax:(852) 2520 2241
Email: ir@hpi.com.cn








                      [GRAPHIC OMITTED][GRAPHIC OMITTED]


To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
       Election of the New Board of Directors and Supervisory Committee


(Beijing, China, December 23, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today convened its first meeting of the Fourth Session of the Board of Directors (the "Board") at the Company's head office. The following resolutions were considered and resolved at the meeting:

1. That the proposal regarding the election of the Chairman and Vice-chairman of the Fourth Session of the Board be approved as follows:
-     Mr. Li Xiaopeng was elected as the Chairman of the Board;
-     Mr. Wang Xiaosong was elected as the Vice-chairman of the Board.
2.    That the proposal  regarding  the election of the chairmen and members of the Strategy Committee, Audit Committee, Nomination Committee, and Remuneration and Appraisal Committee be approved as follows:
-     Strategy Committee:
           Chairman              :      Mr. Li Xiaopeng
           Vice-chairman         :      Mr. Zheng Jianchao
           Members               :      Mr. Wang Xiaosong, Mr. Ye Daji,
                                        Mr. Huang Jinkai,
                                        Mr. Liu Jinlong and Mr. Qian Zhongwei
-     Audit Committee:
           Chairman              :      Mr. Xia Donglin
           Members               :      Mr. Wang Xiaosong, Mr. Shan Qunying,
                                        Mr. Zheng Jianchao and Mr. Qian Zhongwei
-     Nomination Committee:
           Chairman              :      Mr. Qian Zhongwei
           Members               :      Mr. Huang  Jinkai, Mr. Yang  Shengming,
                                        Mr. Gao Zongze and Mr. Zheng Jianchao

-     Remuneration and Appraisal Committee:
           Chairman              :      Mr. Gao Zongze
           Members               :      Mr. Liu Jinlong, Mr. Xu Zujian,
                                        Mr. Zheng Jianchao and Mr. Xia Donglin
3. That the proposal regarding the appointment of the Vice President, Chief Economic Engineer and Chief Accountant of the Company be approved as follows:
-     The appointment of Mr. Na Xizhi as the Vice President of the Company.
-     The appointment of Mr. Li Shiqi as the Chief Economic Engineer of the
      Company.
-     The appointment of Mr. Huang Jian as the Chief Accountant of the Company.

On the same day, the first meeting of the Fourth Session of the Supervisory Committee was convened at the Company's head office and the following resolution was approved at the meeting:
"That the proposal regarding the appointment of the Chairman and Vice-chairman of the Fourth Session of the Supervisory Committee be considered and approved to the effect that Mr. Wei Yunpeng be elected as the Chairman and Mr. Liu Shuyuan be elected as the Vice-chairman of the Fourth Session of the Supervisory Committee of the Company."
Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total net generation capacity of 13,895MW, the Company is the largest independent power producer in China.

                                    ~ End ~


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin                    Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.               Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                    Tel:  (852) 2520 2201
Fax: (8610) 6649 1860                           Fax:(852) 2520 2241
Email: ir@hpi.com.cn